EXHIBIT 9-A

                  UNITED STATES ANTIMONY CORPORATION

        Offer to Purchase All of the Issued and Outstanding
Ten Percent (10%) Subordinated Convertible Debentures and
Ten Percent (10%) Convertible Debentures of United States Antimony Corporation
                     ______________________________

SUBJECT TO THE TERMS AND CONDITIONS SET FORTH IN THIS OFFER TO PURCHASE, THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., MOUNTAIN TIME, ON DECEMBER 31, 1997, UNLESS THE OFFER IS EXTENDED IN ACCORDANCE WITH THIS OFFER TO PURCHASE. (SUCH TIME AND DATE OR THE LATEST EXTENSION THEREOF, IF EXTENDED, THE "EXPIRATION DATE"). DEBENTURES TENDERED IN THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.
                     ______________________________

     United States Antimony Corporation (the "Company") hereby offers to purchase (the "Offer"), upon the terms and subject to the conditions set forth in this Offer to Purchase ("Offer to Purchase") and in the accompanying Letter of Transmittal (the "Letter of Transmittal"), any and all of the outstanding Ten Percent (10%) Subordinated Convertible Debentures and Ten Percent (10%) Convertible Debentures (collectively, the "Debentures") of the Company. Acceptance of the Offer requires conversion of 100% of the defaulted principal and at least 70% of accrued interest on the Debentures as of December 31, 1996. Each $0.55 of such defaulted principal and accrued interest is convertible into one share of Series C, Convertible Preferred Stock (the "Series C Shares"). See "THE OFFER - Terms and Conditions of the Series C Shares." With respect to the remaining 30% of accrued interest on such Debentures as of December 31, 1996, each Debenture holder who tenders Debentures in the Offer will have the option of either (i) receiving a pro rata share of quarterly cash payments with respect to such accrued interest pursuant to a $5,000 per month "sinking fund" to be established by the Company, and/or (ii) converting all or a portion of such remaining accrued interest into Series C Shares and receiving, as additional consideration therefor, a Warrant to purchase Common Stock of the Company for each $0.55 of remaining accrued interest so converted in excess of the 70% threshold. The Warrants will entitle the holders thereof to purchase one share of Common Stock of the Company at an exercise price of $0.70 per share, and will expire three years after issuance. See "THE OFFER - Remaining Accrued Interest Payment" and "Description of the Warrants."

     Unless the Company fails to issue the Series C Shares and/or Warrants upon surrender of the Debentures, any Debentures properly tendered pursuant to the Offer and accepted for conversion will cease to accrue interest after December 31, 1996. Any Debentures not surrendered in the Offer (or surrendered and withdrawn prior to the Expiration Date) will remain defaulted obligations of the Company.

     HOLDERS OF DEBENTURES HAVE AN ELECTION WHETHER OR NOT TO ACCEPT THE OFFER. THE COMPANY MAKES NO RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER DEBENTURES PURSUANT TO THE OFFER.
                                                (Continued on following page)
November 21, 1997


Any holder of Debentures (a "Holder") desiring to tender such Holder's Debentures must comply with the procedures for tendering Debentures set forth herein in "PROCEDURES FOR TENDERING DEBENTURES," and in the accompanying Letter of Transmittal. Tenders of Debentures may be withdrawn at any time prior to the Expiration Date. In the event of a withdrawal of Debentures, the Debentures so withdrawn will be promptly returned to the Holder.

     On November 20, 1997, the closing bid price for the Company's Common Stock on the NASD electronic bulletin board was $0.18. Such quotation reflects inter-dealer prices without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

     No person has been authorized to give any information or to make any representations directly related to this Offer other than those contained in this Offer to Purchase and, if given or made, such information or representations must not be relied upon as having been authorized. This Offer to Purchase and related documents do not constitute an offer to buy or the solicitation of an offer to sell securities in any circumstances in which such offer or solicitation is unlawful. The delivery of this Offer to Purchase shall not, under any circumstances, create any implication that the information contained herein is current as of any time subsequent to the date of such information.

     Any questions or requests for assistance or for additional copies of this Offer to Purchase or related documents may be directed to the Company at P.O. Box 643, Thompson Falls, Montana 59873-0643, (406) 827-3523, Attention: John
C. Lawrence, President.

                          AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Office at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material also can be obtained, at prescribed rates, from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     This Offer to Purchase constitutes a part of an Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4") filed with the Commission by the Company pursuant to Section 13(e) of the Exchange Act and the rules and regulations promulgated thereunder. The Schedule 13E-4 and all exhibits thereto are incorporated in this Offer to Purchase by reference.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission under the Exchange Act, are incorporated herein by reference:

     (a)     Annual Report on Form 10-K for the year ended December 31, 1996.

     (b)Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997

     All subsequently filed documents by the Company prior to the Expiration Date pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act shall be deemed to be incorporated by reference herein and to be a part hereof from the date any such document is filed. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes hereof to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

     The Company will provide without charge to each person to whom this Offer to Purchase is delivered a copy of the documents incorporated by reference herein, other than exhibits thereto not specifically incorporated by reference, upon written or oral request to United States Antimony Corporation, P.O. Box 643, Thompson Falls, Montana 59873, Attention: John C. Lawrence, telephone (406) 827-3523.

               ________________________________________________

TABLE OF CONTENTS
Page


THE OFFER                                                        -1-
General                                                          -1-
Terms and Conditions of Series C Shares                          -1-
Remaining Accrued Interest Payment                               -3-
Description of Warrants                                          -3-
Purpose and Effects of the Offer                                 -4-
Interests of Certain Persons in the Offer                        -5-
Consequences of Rejection of the Offer                           -6-
Expiration Date; Extensions; Amendments; Termination             -6-
PROCEDURES FOR TENDERING DEBENTURES                              -6-
Tendering Debentures                                             -6-
Withdrawal Rights                                                -8-
SOURCES AND AMOUNT OF FUNDS                                      -8-
CERTAIN INFORMATION CONCERNING THE COMPANY                       -8-
RECENT DEVELOPMENTS                                              -9-
MARKET PRICE INFORMATION                                         -9-
SELECTED FINANCIAL DATA                                          -10-
UNAUDITED PRO FORMA FINANCIAL DATA                               -11-
CERTAIN FEDERAL INCOME TAX CONSEQUENCES                          -12-
MISCELLANEOUS                                                    -12-

                                 THE OFFER

General

     Terms of the Offer. The Company hereby offers to purchase, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the accompanying Letter of Transmittal, any and all Debentures that are properly tendered (and not properly withdrawn), pursuant to the terms and conditions set forth herein, prior to the Expiration Date (December 31, 1997). Acceptance of the Offer requires conversion of 100% of the defaulted principal and at least 70% of the accrued interest on the Debentures as of December 31, 1996. At the option of each Holder, more than 70% of such accrued interest may be converted in the Offer. Each $0.55 of such defaulted principal and accrued interest is convertible into one share of Convertible Preferred Stock, Series C (the "Series C Shares"). See "Terms and Conditions of the Series C Shares," below.

     Payment of Remaining Accrued Interest. With respect to the remaining 30% of accrued interest on such Debentures as of December 31, 1996, each Debenture holder who tenders Debentures in the Offer will have the option of either (i) receiving a pro rata portion of quarterly cash payments from a $5,000 monthly "sinking fund" to be established by the Company, and/or (ii) converting all or a portion of such accrued interest into Series C Shares and receiving Warrants to purchase Common Stock of the Company for each $0.55 of accrued interest which is converted to Series C Shares in excess of the 70% threshold. See "Remaining Accrued Interest Payment" and "Description of the Warrants," below.

     Withdrawal Rights. Tenders of Debentures may be withdrawn at any time prior to the Expiration Date. In the event of a termination of the Offer, the Debentures tendered pursuant to the Offer will be returned promptly to the tendering Holders.

     Payment for Debentures. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and applicable law, the Company will purchase by accepting for conversion, and will pay for by issuance of Series C Shares (and Warrants, as applicable), all Debentures validly tendered (and not properly withdrawn) pursuant to the Offer. Such payment will be made by the issuance of certificates representing Series C Shares in the ratio of one Series A Share for each $0.55 of converted defaulted principal and accrued interest on the Debentures as of December 31, 1996.

     No Accrued Interest After December 31, 1996. Unless the Company fails to issue the Series C Shares and/or Warrants upon surrender of Debentures, any Debentures properly tendered pursuant to the Offer and accepted for conversion will cease to accrue interest after December 31, 1996. Any Debentures not surrendered in the Offer (or surrendered or withdrawn prior to the Expiration
Date) will remain defaulted obligations of the Company.

Terms and Conditions of Series C Shares

     The rights, preferences, privileges and limitations of the Series C Shares to be issued upon conversion of the Debentures are set forth below:

Designation. The class of Convertible Preferred Stock, Series C, $0.1 par value per share, shall consist of up to 3.8 million shares of the Company.
The Company also has 12,627,434 shares of Common Stock issued and outstanding as of the date hereof, and 4,500 and 750,000 shares of Series A Preferred Stock and Series B Preferred Stock, respectively, issued and outstanding. Optional Conversion. A holder of Series C Shares shall have the right to convert the Series C Shares, at the option of the holder, at any time within 18 months following issuance, into shares of Common Stock at the ratio of 1:1, subject to adjustment as provided below.

Voting Rights. The holders of Series C Shares shall have the right to that number of votes equal to the number of shares of Common Stock issuable upon conversion of such Series C Shares.

Liquidation Preference. In the event of any liquidation or winding up of the Company, the holders of Series C Shares shall be entitled to receive in preference to the holders of Common Stock an amount per share equal to $0.55, subject to the preferences of the holders of the Company's outstanding Series A and Series B Preferred Stock. At December 31, 1996, the holders of Series A Preferred Stock had a liquidation preference equal to $45,000, plus cumulative dividends in arrears of $47,250, and the holders of Series B Preferred Stock had a liquidation preference equal to $750,000, plus cumulative dividends in arrears of $22,500.

Registration Rights. Twenty percent (20%) of the underlying Common Stock issuable upon conversion of the Series C Shares shall be entitled to "piggyback" registration rights when, and if, the Company files a registration statement for its securities or the securities of any other stockholder.

     Redemption.  The Series C Shares are not redeemable by the Company.

Antidilution Provisions. The conversion price of the Series C Shares shall be subject to adjustments to prevent dilution in the event that the Company issues additional shares at a purchase price less than the applicable conversion price (other than shares issued to employees, consultants and directors pursuant to plans and arrangements approved by the Board of Directors and securities issued to lending or leasing institutions approved by the Board of Directors). In such event, the conversion price shall be adjusted according to a weighted-average formula, provided that a holder of Series C Shares purchases his pro rata share of the securities being sold in the dilutive financing. The initial conversion price for the Series C Shares shall be $0.55.

Protective Provisions. The consent of a majority in interest of the holders of Series C Shares shall be required for any action which (i) alters or changes the rights, preferences or privileges of the Series C Shares materially and adversely; or (ii) creates any new class of shares having preference over or being on a parity with the Series C Shares.

     There is no trading market for the Company's Series C Shares and no market is expected to develop. The Series C Shares are restricted securities and may not be sold or transferred absent an effective registration statement or pursuant to an applicable exemption from such registration requirements.
As noted above, 20% of the shares of Common Stock into which the Series C Shares are convertible are afforded piggyback registration rights. However, there can be no assurance that the Company will file a registration statement for its securities (or the securities of any other stockholder) at any time in the foreseeable future. In addition, the Company's Common Stock is thinly traded and may not afford Holders any liquidity, even if such shares are registered for resale. Finally, the remaining 80% of the shares of Common Stock issuable upon conversion of the Series C Shares are not afforded registration rights, and must be sold pursuant to Rule 144 under the Securities Act of 1933, provided the terms and conditions of such Rule are met.

     During 1997, the Company obtained listing on the over-the-counter electronic bulletin board and obtained Empire Securities of Spokane as a registered trader of its Common Stock. However, there can be no assurance that these measures will generate an active trading market in the Company's Common Stock or any other securities of the Company.

Remaining Accrued Interest Payment

     The conversion of Debentures pursuant to the Offer involves 100% of defaulted principal and at least 70% of accrued interest as of December 31, 1996. At the option of each Holder, more than 70% of accrued interest may be converted in the Offer. With respect to the remaining 30% (or less, as applicable) of accrued interest as of such date, each Holder who tenders Debentures in the Offer may elect to either:

     . Not convert any remaining accrued interest, and receive payment of such defaulted accrued interest in the form of quarterly cash payments in proportion to the Holder's relative amount of accrued interest with respect to total accrued interest (both converted and non-converted interest). Payment will be made from a "sinking fund" of $5,000 per month contributed from an irrevocable assignment of Company gross revenues that would be administered by First State Bank of Thompson Falls, Montana. Those Holders who elect not to convert their Debentures pursuant to the Offer would participate on a pro rata basis with respect to these quarterly interest payments.

     Any Debentures properly tendered pursuant to the Offer and accepted for conversion will cease to accrue interest after December 31, 1996. Any Debentures not surrendered in the Offer (or surrendered and withdrawn prior to the Expiration Date) will remain defaulted obligations of the Company. Interest will continue to accrue on such non-converted Debentures, and the holders thereof will participate on a pro rata basis in quarterly payments from the sinking fund.

          OR

     .Convert into Series C Shares all or a portion of remaining accrued interest in excess of the mandatory 70% threshold, and receive as additional consideration therefor, one Warrant to purchase Common Stock of the Company for every $0.55 of remaining accrued interest which is converted in excess of the 70% of accrued interest as of December 31, 1996. The terms and conditions of the Warrants are discussed below.

                        Description of Warrants

     Exercise Price and Terms. Each Warrant will entitle the holder thereof to purchase, at any time after issuance for a period of three years, one share of Common Stock at a price of $0.70 per share, subject to adjustment in accordance with the anti-dilution and other provisions referred to below. The Warrants expire three years after issuance unless extended at the sole option of the Board of Directors of the Company. The holder of any Warrant may exercise such Warrant by surrendering the certificate representing the Warrant to the Company, with the subscription attached to such certificate properly completed and executed, together with payment of the exercise price. The Warrants may be exercised in whole or in part at the applicable exercise price until the date of expiration of the Warrants. No fractional shares will be issued upon the exercise of the Warrants.

     Limitations on Transfer. The Warrants are non-transferable by the holders thereof during the three-year exercise period.

     Antidilution Provisions. The exercise price and the number of shares of Common Stock issuable upon exercise of the Warrants are subject to adjustment upon the occurrence of certain events, including stock dividends, stock splits, combinations or reclassification of Common Stock, or sale by the Company of shares of its Common Stock (other securities convertible into or exercisable for Common Stock) at a price per share or share equivalent below the then-applicable exercise price of the Warrants or the then-current market price of the Common Stock. Additionally, an adjustment would be made in the case of a reclassification or exchange of Common Stock, consolidation or merger of the Company with or into another corporation, or sale of all or substantially all of the assets of the Company, in order to enable Warrant holders to acquire the kind and number of shares of stock or other securities or property receivable in such event by a holder of that number of shares of Common Stock that would have been issued upon exercise of the Warrant immediately prior to such event. No adjustment to the exercise price of the shares subject to the Warrants will be made for dividends (other than stock dividends), if any, paid on the Common Stock or for securities issued to employees, consultants or directors pursuant to plans and arrangements approved by the Board of Directors and securities issued to lending or leasing institutions approved by the Board of Directors.

Purpose and Effects of the Offer

     On April 15, 1985 and May 2, 1988, respectively, the Company issued $300,000 of Ten Percent (10%) Subordinated Convertible Debentures Due April 14, 1993, and $350,000 of Ten Percent (10%) Convertible Debentures Due April 1, 1991. Both Debenture issues were unsecured, convertible into Common Stock of the Company at any time prior to their maturity date and required semi-annual interest payments. No interest or principal payments have been made on either Debenture issue since 1989, and the Debentures are in default. The Debenture agreements provide that in the event of default, the principal amount outstanding can be declared due by not less than 51% of the Debenture holders. As of the date of this Offer to Purchase, no default on the Debentures has been declared by the Holders thereof.

     At December 31, 1996, there was an aggregate of $1,156,588 in defaulted principal and accrued interest on the Debentures, and there were 19 Debenture Holders of record.

     In part because of the outstanding principal and defaulted interest on the Debentures and outstanding indebtedness to Directors of the Company (as described below), the Company at December 31, 1996 had negative working capital of approximately $2.3 million, an accumulated deficit of approximately $17.2 million and a total stockholders' deficit of approximately $3.7 million. To improve the financial condition of the Company as a going concern, management determined to convert as much as possible of the Company's debt (represented by the Debentures and the Director indebtedness) into equity. See "UNAUDITED PRO FORMA FINANCIAL DATA" for an illustration of the effects the Offer will have on the financial condition of the Company if 100% of all defaulted principal and accrued interest on Debentures and Director indebtedness is converted into Series C Shares and Warrants.

     On February 21, 1996, a proposal was submitted to the holders of defaulted Debentures offering to convert their principal and accrued interest into Common Stock of the Company. On August 8, 1996, the proposal was revised to offer Debenture holders conversion rights into Series C Shares, on the terms and conditions set forth in this Offer.

     In connection with the proposal made to Debenture holders, proposals with terms identical to the Offer were made to each Director-creditor of the Company. At December 31, 1996, directors of the Company were owed an aggregate of $901,054 in principal and accrued interest.

     The proposals to the Holders and to the Director-creditors were made contingent upon ratification of the Offer by the Company's stockholders, and each Holder's review of the Company's audited financial statements. The Offer was ratified by the stockholders of the Company at the Company's Annual Meeting held October 3, 1997.

     In connection with the foregoing proposals to Holders and Director-creditors, each such person was asked to indicate whether he would be interested in converting such person's debt to equity upon the terms and conditions of the Offer. As of December 31, 1996, the following non-binding indications of interest had been received by the Company:

                      Balance Outstanding
                      as of December 31, 1996
                                                     Accrued
                                    Principal        Interest       Total

John C. Lawrence, Director           $553,954        $285,652     $839,606
Robert A. Rice, Director               28,768           5,686         ,454
Walt L. Maguire, Sr. Director          27,000                       27,000
Convertible Debenture Holders (1)     100,000          67,124      167,124
Subordinated Convertible Debenture
   Holders (2)                        190,000         146,535      336,535

          TOTAL:                     $899,722        $504,997   $1,404,719


  (1) Represents approximately 28.6% of the outstanding principal amount of defaulted Ten Percent (10%) Convertible Debentures due April 1, 1991. Despite such expressions of interest, there can be no assurance that such Holders will elect to convert their Debentures in the Offer.

  (2) Represents approximately 63.3% of the outstanding principal amount of defaulted Ten Percent (10% Subordinated Convertible Debentures due April 14, 1993. Despite such expressions of interest, there can be no assurance that such Holders will elect to convert their Debentures in the Offer.


                  Interests of Certain Persons in the Offer

     At December 31, 1996, the Walter L. Maguire 1935 Trust, an entity whose beneficiaries include Walter L. Maguire Sr., a Director of the Company, held $200,000 in principal amount of Convertible Debentures and $135,000 in principal amount of Subordinated Convertible Debentures. Accrued interest on such Debentures totalled $263,648 on such Debentures at December 31, 1996. If 100% of the principal and accrued interest on the Maguire Trust Debentures were converted in the Offer, a total of 1,088,451 Series C Shares and Warrants to purchase 143,808 shares of Common Stock would be issued to the Maguire Trust in the Offer.

     At December 31, 1997, Messrs. John C. Lawrence, Walter L. Maguire Sr. and Robert A. Rice, Directors of the Company, held indebtedness of the Company in the principal amounts of $553,954, $27,000 and $28,768, respectively, with accrued interest at such date of $285,652, $0 and $5,680, respectively. If 100% of the principal and accrued interest on such debt were converted in connection with the Offer, 1,526,556, 49,091 and 62,643 Series C Shares would be issued to Messrs. Lawrence, Maguire Sr. and Rice, respectively, and Warrants to purchase 155,810, 0 and 3,098 shares of Common Stock would be issued to Messrs. Lawrence, Maguire Sr. and Rice, respectively. Each of the foregoing Directors has indicated to the Company that he intends to convert 100% of his Company debt (principal and accrued interest) to Series C Shares and Warrants as described herein.

Consequences of Rejection of the Offer

     Any Debentures which are not tendered in the Offer (or which are tendered, but are properly withdrawn prior to the Expiration Date) shall remain defaulted obligations of the Company. The Holders of such non-converted Debentures will participate, on a pro rata basis, with quarterly accrued interest payments from the Company's $5,000 per month sinking fund. There can be no assurances with respect to, or predictions of, the Company's ability to pay the defaulted principal on non-converted Debentures following the Expiration Date.

Expiration Date; Extensions; Amendments; Termination

     The Offer will expire on December 31, 1997 (the "Expiration Date"), unless extended pursuant to the procedures set forth herein. The Offer may be extended at any time, and from time to time, by resolution of the Board of Directors of the Company. During any extension of the Offer, all Debentures previously tendered pursuant to the Offer (and not properly withdrawn) will remain subject to the Offer and may be accepted for payment by the Company, subject to the withdrawal rights of Holders.

     The Company also expressly reserves the right, subject to the requirements of applicable law, to amend the terms of the Offer in any respect. Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a written notice thereof to Holders.

                     PROCEDURES FOR TENDERING DEBENTURES

Tendering Debentures

     The tender of Debentures pursuant to the procedures set forth in this Offer to Purchase and in the Letter of Transmittal will constitute a binding agreement between the tendering Holder and the Company upon the terms and subject to the conditions of the Offer. The tender of Debentures will constitute an agreement to deliver good and marketable title to all tendered Debentures prior to the Expiration Date free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

     Unless the Debentures being tendered are deposited by the Holder with the Company prior to the Expiration Date (accompanied by a properly completed and duly executed Letter of Transmittal), the Company may, at its option, reject such tender. Issuance of certificates for Series C Shares and Warrants (if applicable) will be made only against deposit of tendered Debentures and delivery of all other required documents.

     Only record Holders of Debentures are authorized to tender their Debentures pursuant to the Offer. Accordingly, to properly tender Debentures or cause Debentures to be tendered for conversion, the following procedures must be followed:
     Letter of Transmittal. Each record Holder who wishes to tender Debentures for conversion must complete and sign a Letter of Transmittal and mail or deliver such Letter of Transmittal and any other documents required by the Letter of Transmittal together with the Debenture certificate(s) representing all tendered Debentures, to the Company as follows:


       By Mail:                                  By Hand Delivery:

 United States Antimony Corporation          United States Antimony Corporation
        P.O. Box 643                             1250 Prospect Creek Road
Thompson Falls, Montana  59873            Thompson Falls, Montana 59873

                          Confirm by Telephone:

                             (406) 827-3523
                         (406) 827-3543 (fax)

     If a Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, agent, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must so indicate when signing and submit proper evidence satisfactory to the Company of the authority of such person so to act.

     No alternative, conditional, irregular or contingent tenders will be accepted (unless waived). By executing a Letter of Transmittal, each tendering Holder waives any right to receive any notice of the acceptance for conversion of its Debentures.

     Lost or Missing Debentures. If a record Holder desires to tender Debentures pursuant to the Offer, but the certificates representing such Debentures have been mutilated, lost, stolen or destroyed, such Holder should write to or telephone the Company about procedures for obtaining replacement Debentures, arranging for indemnification or any other matter which requires handling by the Company.

     Effect of Letter of Transmittal. Subject to, and effective upon the acceptance for, conversion of Debentures tendered thereby, by executing and delivering a Letter of Transmittal a tendering Holder (i) irrevocably sells, assigns, and transfers to the Company, all right, title and interest in and to all Debentures tendered thereby, (ii) waives any and all rights with respect to such Debentures (including without limitation any existing or past defaults and their consequences with respect to such Debentures) and (iii) releases and discharges the Company from any and all claims such Holder may have now or may have in the future arising out of, or related to, such Debentures, including without limitation any claim that such Holder is entitled to receive additional principal or interest payments with respect to such Debentures or to participate in any redemption or defeasance of the Debentures or to convert such Debentures into Common Stock of the Company.

     All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tendered Debentures will be resolved by the Company, whose determination will be final and binding. the Company reserves the absolute right to reject any or all tenders that are not in proper form or the acceptance of which may, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any condition to the Offer and any irregularities or conditions of tender as to particular Debentures. The Company's interpretation of the terms and conditions of the Offer (including the instructions in the Letter of Transmittal) will be final and binding. Unless waived, any irregularities in connection with tenders must be cured within such time as the Company shall determine. the Company shall not be under any duty to give notification of defects in such tenders and shall not incur liabilities for failure to give such notification.
Tenders of Debentures will not be deemed to have been made until such irregularities have been cured or waived. Any Debentures received by the Company that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the Company to the tendering Holder, unless otherwise provided in the Letter of Transmittal, as soon as practicable following the Expiration Date.

     The method of delivery of Debentures and Letters of Transmittal, and all other required documents, is at the election and risk of the persons tendering and delivering such Letters of Transmittal and, except as otherwise provided in the Letter of Transmittal, delivery will be deemed made only when actually received by the Company. If delivery is by mail, it is suggested that the Holder use properly insured, registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the Expiration Date to permit delivery to the Company prior to the Expiration Date.

                               Withdrawal Rights

     Tenders of Debentures may be withdrawn at any time prior to the Expiration Date. A Holder may withdraw its tender of Debentures, prior to the Expiration Date, by delivering to the Company by mail, hand delivery or facsimile transmission a notice of withdrawal. Any such notice of withdrawal must (i) specify the name of the person who tendered the Debentures to be withdrawn, (ii) contain a description of the Debentures to be withdrawn and identify the Debenture number shown on the Debenture and the aggregate principal amount represented by such Debentures, and (iii) be signed by the Holder of such Debentures in the same manner as the original signature on the Letter of Transmittal by which such Debentures were tendered, or be signed by another person and be accompanied by (x) documents of transfer in form acceptable to the Company, in its sole discretion, and (y) a properly completed irrevocable proxy that authorizes such person to effect such revocation on behalf of such Holder. If the Debentures to be withdrawn have been delivered or otherwise identified to the Company, a signed notice of withdrawal is effective immediately upon receipt by the Company even if physical release is not yet effected. Any Debentures properly withdrawn will be deemed not to be validly tendered for purposes of the Offer.

                     SOURCES AND AMOUNT OF FUNDS

     The precise amount of funds required by the Company to make quarterly payments of accrued interest as of December 31, 1996 on non-converted Debentures will not be known until the Expiration Date. If 100% of the principal amount of outstanding Debentures and 70% of the accrued interest were converted in the Offer, the aggregate remaining amount of accrued interest as of December 31, 1996 would be $151,976 (assuming all Director indebtedness is converted to Series C Shares and Warrants in connection with the Offer). The Company has not arranged financing to fund the payment of such accrued interest. Management anticipates making quarterly payments on non-converted accrued interest out of a "sinking fund" of $5,000 per month contributed from an irrevocable assignment of gross revenues that would be administered by First State Bank, Montana. There can be no assurance that the Company's operations will generate sufficient revenues to enable the Company to consistently make $5,000 contributions to the sinking fund such that the quarterly interest payments are made on the non-converted accrued interest.

              CERTAIN INFORMATION CONCERNING THE COMPANY

     The Company is an independent exploration and production company primarily engaged in the exploration for, and mining and production of, antimony products, and gold and silver properties. AGAU Mines, Inc., predecessor to the Company, was incorporated in Delaware in June 1968. The Company was incorporated in the State of Montana in January 1970. In June 1973, AGAU Mines, Inc. was merged with and into the Company, with the Company being the surviving corporation in the merger. The Company's executive offices are located at 1250 Prospect Creek Road, Thompson Falls, Montana 59873, telephone number (406) 827-3523.

                            RECENT DEVELOPMENTS

     Antimony Division. In the Company's Antimony Division, the product line now includes antimony metal, sodium antimonate, three grades of antimony oxide (Micropure, High Tint and Low Tint), and antimony oxide/plasticizer compounds. A large laboratory expansion is complete and additional equipment has been procured to provide increased quality control, statistical product control, new product research, and metallurgical analysis. The lab has been instrumental in identifying recoverable antimony metal from a waste pile at the Thompson Falls, Montana facility. Other recent plant expansions have included two new warehouses, several furnaces, dust control equipment and roll stock. HoltraChem, Inc., a U.S. marketer of the Company's antimony products, estimates that the Company's 1997 antimony sales nationwide of between 6,000,000 and 7,000,000 pounds. The Company presently has two reduction furnaces capable of producing up to 4,000 pounds per day (ppd) of metal and six fuming furnaces that are capable of producing more than 30,000 ppd of antimony oxide. It is the goal of Management to increase annual sales to 20,000,000 to 25,000,000 pounds.

     Pending the finalization of a definitive agreement being signed by the Company, construction progress is ensuing at the United States Antimony Mexico, S.A., de C.V., "USAMSA", antimony plant in Mexico. The plant is near a major highway, rail line, gas line, electric line, and water supply. The plant is also conveniently located near the two USAMSA antimony properties and Gulf and Pacific Coast ports. The plant will produce metal for processing at the Company's facility in Thompson Falls, Montana. Once this is accomplished, further work will be done to start mining and milling operations at the two USAMSA properties. The properties appear to have extensive antimony deposits with significant surface dumps containing antimony. However, no ore reserves have been established, little metallurgical testing has been performed, and there is no assurance that these deposits are economic.

     Gold Division. At the Yellow Jacket property in central Idaho, the Number 3 tunnel has been reopened through difficult tunneling conditions for a distance of approximately 400 feet. The Idaho Bureau of Mines (1953) reported gold values of 0.2 opt, 7 to 10% lead, and 2 to 3% copper in the No. 3 tunnel at the Yellow Jacket Mine. The Company also expects silver values to be present. The mineralization is expected to be sulfide in nature in a fault offset from the open pit mineralized zone. The existence of this possible geologic reserve could increase the average recovered value to the $100 to $140 per ton range utilizing our existing mill. Production could start immediately at a reduced through put. However, there is no assurance that the tunnel can be reopened, that the reserve exists, that the sulfides can be milled due to regulatory restrictions, or that the costs will allow a profitable operation.


                         MARKET PRICE INFORMATION

     The Company's Common Stock is traded on the NASD over-the-counter electronic bulletin board under the symbol "UAMY." Prior to 1997, the Company's Common Stock was traded over-the-counter on the pink sheets and has had minimal trading activity since 1990. Therefore, the following prices may not reflect an active market.

                                        High          Low
                           1997
    First Quarter . . . . . . . . . . .$0.875        $0.25
    Second Quarter . . . . . . . . . . $0.56         $0.28
    Third Quarter . . . . . . . . .    $0.50         $0.18

                           1996
    First Quarter . . . . . . . . .    $0.625        $0.25
    Second Quarter . . . . . . . . .   $0.50         $0.125
    Third Quarter . . . . . . . . . .  $0.25v        $0.0625
    Fourth Quarter . . . . . . . . .   $0.50         $0.25


                            SELECTED FINANCIAL DATA

     The following table presents selected historical financial data for the Company for the periods indicated. The financial data for each of the two years in the period ended December 31, 1996, have been derived from the audited financial statements of the Company for such periods. The financial data for the nine months ended September 30, 1997 and 1996 are unaudited, but in the opinion of the Company reflect all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of such data. The data for the nine months ended September 30, 1997 are not necessarily indicative of results of operations for the entire year. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information of the Company incorporated by reference in this Offer to Purchase. See "INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE."


















                   SELECTED FINANCIAL DATA, Continued


                          At and For                    At and For
                       Nine months Ended                Year Ended
                        September 30,                   December 31,

[S]                      [C]           [C]          [C]            [C]
                          1997          1996         1996           1995
            (in thousands, except per share and ratio data)

 Income Statement Data:

Total Revenue              $3,387       $4,087       $5,011         $5,916
Net Income (loss)          $(18)        $(258)       $(1,015)       $442
Income (loss) per share     nil         $(0.02)      $(0.08)        $0.04
Ratio of Earnings to
 fixed charges               (a)          (a)           (a)          2.62

Balance Sheet Data:
Total assets               $1,431       $2,023       $1,451         $2,034
Long-term debt             $1,765       $1,723       $1,892         $1,774
Total liabilities          $4,924       $4,969       $5,141         $4,850
Preferred stock Series A     (b)          (b)          (b)            (b)
Preferred stock Series B   $8           $8           $8             $8
Common stock               $131         $126         $126           $121
Additional paid-in capital
and Accumulated
deficit (combined)         $(3,631)     $(3,080)     $(3,824)       $(2,945)
Total Stockholders'
Equity                     $(3,493)     $(2,946)     $(3,690)       $(2,816)
Net book value per
share of Common stock      $(.27)       $(.23)       $(.29)         $(.23)



     (a) Earnings for the nine months ended September 30, 1997 and 1996, and for the twelve months ended December 31, 1996 were inadequate to cover fixed charges.

     (b) Series A Preferred stock had a par value of $45 for each of the periods presented

                UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following pro forma financial data of the Company consist of unaudited Pro Forma Condensed Balance Sheet Data as of December 31, 1996 and September 30, 1997 (the "Pro Forma Balance Sheet Data") and unaudited Pro Forma Condensed Statement of Income (loss) Data for the year ended December 31, 1996 and the nine months ended September 30, 1997 (the "Pro Forma Statement of Income (loss) Data" and, collectively with the Pro Forma Balance Sheet Data, the "Pro Forma Information"). The Pro Forma Information gives effect to the Conversion Offer, assuming that 100% of the defaulted principal and accrued interest on the Debentures and Director indebtedness are converted into Series C Shares and Warrants. The Pro Forma Balance Sheet Data are presented as if the conversion had been consummated on December 31, 1996 and September 30, 1997. The Pro Forma Statement of Income (loss) Data for the twelve month period ended December 31 1996, and the nine month period ended September 30, 1997, is presented as if the conversion had been consummated on January 1, 1996.

                             At or For              At or For
                         Nine Months Ended          Year Ended
                          September 30,            December 31,
                              1997                     1996

                     (in thousands, except per share and ratio data)
Income Statement Data:
Total Revenue                       $3,387                   $5,011
Net income (loss) (a)               $75                      $(891)
Income (loss) per share (b)         nil                      $(0.06)
Ratio of Earnings to fixed charges  (c)                        (c)
Balance Sheet Data:
Total assets                        $1,431                   $1,451
Long-term debt                      $1,765                   $1,892
Total liabilities                   $2,813                   $3,083
Preferred stock Series A             (d)                       (d)
Preferred stock Series B            $8                       $8
Preferred stock Series C            $37                      $37
Common stock                        $131                     $126
Additional paid-in capital
and Accumulated deficit (combined)  $(2,419)                 $(2,458)
Total Stockholders' Equity          $(2,244)                 $(2,287)
Net book value per share of Common
and Preferred Series C stock        $(.13)                   $(.14)



 (a) Pro Forma Income (loss) does not include the nonrecurring gain of approximately $397,000 upon the extinguishment of debt at 1/1/96.

 (b) Earnings per share denominator includes convertible Series C
Preferred stock.

 (c) Pro Forma earnings for the twelve months ended December 31, 1996 are inadequate to cover fixed charges.

 (d) Series A Preferred stock had a par value of $45 for each of the periods presented.















                 CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following information is for general information only and is based on the federal income tax law now in effect, which is subject to change, possibly retroactively. This summary does not discuss all aspects of federal income taxation which may be relevant to any particular Holder in light of such Holder's individual investment circumstances or to certain types of Holders subject to special tax rules (e.g., financial institutions, broker-dealers, insurance companies, tax-exempt organizations and foreign taxpayers), nor does it address specific state, local or foreign tax consequences. This summary assumes that Holders have held their Debentures as "capital assets" under the Internal Revenue Code of 1986, as amended. Each Holder is urged to consult such Holder's tax advisors regarding the specific federal, state, local and foreign income and other tax consequences of the Offer.

     The receipt by a Holder of Series C Shares and, if so elected, Warrants in the Offer in exchange for Debentures, will be a taxable transaction for federal income tax purposes, and may also be a taxable transaction under applicable state, local or foreign tax laws, to the extent the Series C Shares are attributable to interest accrued on the Debentures. The extent to which a Holder must recognize ordinary income is limited to the lesser of (i) the amount of accrued interest on the Debentures, and (ii) the value of the Series C Shares plus any Warrants received by the Holder which are attributable to accrued interest.

     A Holder of Debentures also will recognize ordinary income with respect to the remaining 30% of accrued interest which is not converted into Series C Shares. If a Holder elects to receive quarterly cash payments, such payments will be treated as ordinary income.

                             MISCELLANEOUS

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with the laws of such jurisdiction. If the Company becomes aware of any jurisdiction where the making of the Offer would not be in compliance with such laws, the Company will make a good faith effort to comply with any such laws or seek to have such laws declared inapplicable to the Offer. If, after such good faith effort, the Company cannot comply with any such applicable laws, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the Holders residing is such jurisdiction(s).